05039528

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 2 1 2005
503

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52967

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CASIMIR CAPITAL L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

489 FIFTH AVENUE
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Poon 212-798-1300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAICH ENDE MALTER & CO. LLP
(Name – *if individual, state last, first, middle name*)

90 Merrick Avenue (Address) East Meadow (City) New York (State) 11554 (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard Sands, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Casimir Capital L.P., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO + President

Title

Notary Public

SANDY WOOD
NOTARY PUBLIC STATE OF NY
QUEENS COUNTY NO. 01WO6064609
COMMISSION EXPIRES 9/25/05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASIMIR CAPITAL L.P.
Financial Statements
December 31, 2004

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

CASIMIR CAPITAL L.P.

Financial Statements
Table of Contents

PAGE

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Part
Casimir Ca

We have audited the accompanying statement of financial condition of Casimir Capital L.P. as of December 31, 2004 and the related statements of operations, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Casimir Capital L.P. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and to comply with the requirements of Rule 17a-5 of the Securities and Exchange Act of 1934 and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
East Meadow, New York
February 4, 2005

LONG ISLAND: The Financial Center / 90 Merrick Avenue / East Meadow, New York 11554 / 516.228.9000 / Fax: 516.228.9122 / E-mail: cpa@rem-co.com
NEW YORK CITY: 330 Fifth Avenue, Suite 1300 / New York, New York 10001 / 212.686.2224 / Fax: 212.481.3274

CASIMIR CAPITAL L.P.

Statement of Financial Condition
December 31, 2004

ASSETS	
Cash and cash equivalents	$ 268,300
Receivables from clearing brokers - including clearing deposits of $125,000	443,040
Receivables from affiliate companies	11,773
Receivables from employees	30,325
Other receivables	28,801
Equipment, fixtures and improvements - net of accumulated depreciation and amortization of $11,356	580,044
Other assets	162,192
	$ 1,524,475
LIABILITIES AND PARTNERS' CAPITAL	
Payables to clearing brokers	$ 19,592
Accounts payable and accrued expenses, including accrued New York City unincorporated business tax of $22,000	528,188
Deposit payable	58,553
	606,333
Partners' Capital	918,142
	$ 1,524,475

See notes to financial statements.

CASIMIR CAPITAL L.P.

Statement of Operations
For the Year Ended December 31, 2004

Revenues		
Commissions		$ 5,482,053
Investment banking and underwriting fees		1,720,105
Interest and dividends		49,340
Other income		785
		7,252,283
Expenses		
Clearing and broker charges		245,402
Salaries and other benefits	- brokers	3,537,441
	- officer	1,091,346
	- administrative	184,845
Commissions		279,475
Regulatory fees and expenses		63,799
Placement fees		156,170
Occupancy cost		57,161
Office, administrative and other operating		962,324
New York City unincorporated tax		40,000
		6,617,963
Net Income		$ 634,320

See notes to financial statements.

CASIMIR CAPITAL L.P.

Statement of Changes in Partners' Capital
For the Year Ended December 31, 2004

	General Partner	Limited Partners	Total
Balance - January 1, 2004	$ 3,838	$ 379,984	$ 383,822
Net income	6,343	627,977	634,320
Distributions to partners	(1,000)	(99,000)	(100,000)
Balance - December 31, 2004	$ 9,181	$ 908,961	$ 918,142

See notes to financial statements.

CASIMIR CAPITAL L.P.

Statement of Cash Flows
For the Year Ended December 31, 2004

Cash Flows from Operating Activities	
Net income	$ 634,320
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	25,438
Loss on abandonment of assets	72,044
Changes in operating assets and liabilities	
(Increase) decrease in:	
Receivables from clearing brokers	(239,610)
Other receivables	(28,801)
Receivables from employees	(4,042)
Other assets	(52,009)
Increase (decrease) in:	
Payables to clearing brokers	19,188
Accounts payable and accrued expenses	358,607
Deposit payable	38,553
	823,688
Cash Flows from Investing Activities	
Acquisition of equipment, fixtures and improvements	(591,399)
Deposits on acquisition of furniture	(11,947)
Advances to affiliates	20,074
	(583,272)
Cash Flows from Financing Activities	
Payment of loan payable - general partner	(150,000)
Distributions to partners	(100,000)
	(250,000)
(Decrease) in Cash and Cash Equivalents	(9,584)
Cash and Cash Equivalents - beginning	277,884
Cash and Cash Equivalents - end	$ 268,300

See notes to financial statements.

1 - Organization and Business

Casimir Capital L.P. (the "Partnership") is engaged primarily in the retail brokerage business as a registered broker/dealer in securities under the Securities and Exchange Act of 1934. The Partnership commenced operations on January 24, 2001. It is a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corporation.

The Partnership generates commission revenues by executing securities transactions for customers. The Partnership clears its securities transactions on a fully disclosed basis through other broker/dealers.

The general partner of the Partnership is RFS LLC, a Delaware limited liability corporation. The net income of the Partnership is allocated among the limited partners and the general partner in accordance with the percentage that the capital contributions of each partner bear to the sum of all capital contributions.

Limited partners do not have the right to sell, assign, pledge, transfer, or otherwise dispose of all or any part of their interest in the Partnership without the express written approval of the general partner.

2 - Summary of Significant Accounting Policies

a. ***Cash Equivalents*** - For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less, as well as money market funds, to be cash equivalents.

b. ***Revenue Recognition*** - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC or whose prices are quoted by the NASDAQ are recorded on a trade date basis. Commissions earned from other trading activities, primarily related to transfers of mutual fund shares, are recorded monthly and include transfers through the end of each month.

   Investment banking and underwriting fees are net of syndicate expenses arising from the securities offered in which the Partnership acts as an underwriter or agent, and are recorded at the time the transaction is completed and the income is reasonably determinable.

Continued

c. ***Depreciation and Amortization*** - Equipment, fixtures and improvements are stated at cost. Replacements, maintenance and repairs which do not improve or extend the life of an asset are expensed. Equipment, fixtures and improvements are depreciated using the straight-line and accelerated methods over estimated useful lives of five to seven years.

d. ***Income Taxes*** - The Partnership is a limited partnership and, as such, is not subject to federal or state income taxes as all taxable income and losses and relevant deductions flow through to the partners. The Partnership is, however, subject to the New York City Unincorporated Business Tax ("UBT").

e. ***Estimates*** - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - RECEIVABLES AND PAYABLES TO CLEARING BROKERS

The clearing and depository operations for customers' securities transactions are provided by the Clearing Brokers pursuant to clearance agreements. At December 31, 2004, the amount due from Clearing Brokers represents cash deposits maintained at the Clearing Brokers and commission revenue earned as an introducing broker for the transactions of its customers, net of clearing expenses.

The amounts receivable from and payable to the Clearing Brokers consist of the following:

	Receivable	*Payable*
Clearing Deposits	$ 125,000	$ -
Cash Held in Accounts at Clearing Brokers	19,253	-
Fees and commissions receivable	298,787	-
Payable to Clearing Brokers	-	(19,592)
	$ 443,040	$ (19,592)

The Partnership has agreed to indemnify the Clearing Brokers for losses that they may sustain from the customer accounts introduced by the Partnership. At December 31, 2004, a reserve of approximately $21,000 was established by the clearing brokers to cover such losses on certain accounts and this amount has been recorded as an offset of commission income.

Continued

4 - Receivables from Affiliated Companies

The Partnership paid expenses on behalf of several entities that are partners in the Partnership and other entities related by common ownership. Receivables are payable on demand and do not bear interest.

5 - Receivables from Employees

The Partnership has made non-interest bearing advances to certain employees.

6 - Equipment, Fixtures and Improvements

At December 31, 2004, equipment, fixtures and improvements is comprised of the following:

Computer Equipment	$ 26,551
Furniture	40,400
Leasehold Improvements	524,449
	591,400
Less: Accumulated depreciation	11,356
	$580,044

For the year ended December 31, 2004, depreciation expense amounted to $25,438

7 - Commitments

The Partnership is obligated under operating leases for its offices located in New York City, New York and for office equipment and fixtures.

The operating lease for the Partnership's offices in midtown New York City, New York requires payments of $187,000 per annum effective November 1, 2004. The lease provides for annual increases through October 31, 2014, the expiration date.

The Partnership is also obligated under a sublease agreement effective April 2003 for office space located in downtown New York City, New York. The lease provides for annual rent increases each year through December 30, 2008, the expiration date.

Both leases require additional rent based on increases in real estate taxes over a base period amount as defined in the agreement. In accordance with financial accounting requirements, minimum rent is recorded for financial reporting purposes on a straight-line basis and, therefore, is included in accrued expenses as a deferred rent liability of $40,552.

Continued

Rent expense for the year ended December 31, 2004 was approximately $144,000. However, pursuant to informal agreements with subtenants, during the year ended December 31, 2004, the Partnership received rent in the amount of $87,000 which has been recorded as a reduction of rent expense.

The Partnership is obligated under various operating leases for office equipment which expire through October 2009. Rent expense for the year ended December 31, 2004 was approximately $80,000.

Net minimum future rental payments under all non-cancelable leases that have an initial or remaining term of one year or more for the next five years are summarized as follows:

December 31, 2005	$ 403,000
2006	399,000
2007	370,000
2008	351,000
2009	250,000
Thereafter	1,114,000
	$2,887,000

8 - CONCENTRATION

The Company maintains cash balances at financial institutions subject to Federal Deposit Insurance Corporation ("FDIC") regulations. At times, amounts on deposit exceed the FDIC insurance limit of $100,000. As of December 31, 2004, the Company's cash balances on deposit exceeded insured limits by $201,008.

9 - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission ("SEC") under Rule 15c3-1. At December 31, 2004, the Partnership was in compliance with these requirements.

10 - OFF-BALANCE SHEET RISK

Pursuant to the clearance agreements, the Partnership introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Brokers. In accordance with the clearance agreements, the Partnership has agreed to indemnify the Clearing Brokers for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Partnership. In accordance with industry practice and regulatory requirements, the Partnership and the Clearing Brokers monitor collateral on the customers' accounts.

Continued

In the normal course of business, the Partnership's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

CASIMIR CAPITAL L.P.

Supplementary Information - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2004

COMPUTATION OF NET CAPITAL	
Total Partners' Capital Qualified for Net Capital	$ 918,142
Deductions	
Non-allowable assets - assets not readily convertible to cash:	
Equipment, fixtures and improvements - net book value	580,044
Receivables from non-customers	70,899
Other assets	162,192
	813,135
Net capital before haircuts	105,007
Haircuts on securities:	
Other - money market accounts	5,048
Net Capital	$ 99,959
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Computation of Aggregate Indebtedness	
Total liabilities	$ 606,333
Exclusions from aggregate indebtedness	-
Aggregate Indebtedness	$ 606,333
Minimum Net Capital Requirement - 6.67% of adjusted aggregate indebtedness	$ 40,422
Net Capital Requirement - greater of minimum net capital requirement or $50,000	$ 50,000
Net Capital in Excess of Requirement	$ 49,959
Ratio of Aggregate Indebtedness to Net Capital	6.07 to 1.00

There were no material differences noted between the computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934 as reported above and as contained in the unaudited FOCUS report dated January 26, 2005 as filed by the Company.

The Partnership is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2004 in accordance with Rule 15c3-3(k)(2)(ii).

See independent auditors' report.

RAICH ENDE MALTER & CO. LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED UNDER RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Partners
Casimir Capital L.P.

In planning and performing our audit of the financial statements of Casimir Capital L.P. (the Partnership") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation of policies and procedures may deteriorate.

...AND: The Financial Center / 90 Merrick Avenue / East Meadow, New York 11554 / 516.228.9000 / Fax: 516.228.9122 / E-mail: cpa@rem-co.com
NEW YORK CITY: 330 Fifth Avenue, Suite 1300 / New York, New York 10001 / 212.686.2224 / Fax: 212.481.3274

RAICH ENDE MALTER & CO. LLP

CERTIFIED PUBLIC ACCOUNTANTS

To the Partners
Casimir Capital L.P.
Page Two

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Partnership to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Partners, the SEC, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende & Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
East Meadow, New York
February 4, 2005